SECURITIES  AND EXCHANGE  COMMISSION  Washington,  D.C.  20549 SCHEDULE 13G
     Under the Securities Exchange Act of 1934 Big Dog Holdings, Inc. (Name of Issuer) Common StocK (Title of Class of Securities) 089128-10-2 (CUSIP Number)

 CUSIP No. 089128-10-2 13G Page 2 of 5 pages 1)
Names of Reporting Persons S.S.
or I.R.S. Identification Nos. of Above Persons Andrew D. Feshbach 2) Check the Appropriate Box if a Member of a Group (a) [ ] (b) [ ] 3) SEC Use Only 4) Citizenship or Place of Organization: USA Number (5) Sole Voting Power:
1,206,400 of Shares Beneficially (6) Shared Voting Power: -0- Owned By Each (7) Sole Dispositive Power: 1,206,400 Reporting Person With: (8) Shared Dispositive Power:-0- 9) Aggregate Amount Beneficially Owned by Each Reporting Person:
1,206,400 10) Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) 11) Percent of Class Represented by Amount in Row 9: 9.9% 12) Type of Reporting Person (See Instructions):

 Page 3 of 5 pages Item 1(a): Name
of Issuer: Big Dog Holdings, Inc. Item 1(b): Address of Issuer s Principal Executive Offices: Big Dog Sportswear 121 Gray Avenue Santa Barbara, California 93101 Item 2(a): Name of Persons Filing: Andrew D. Feshbach Item 2(b): Address of Principal Business Office or, if none, Residence: 121 Gray Avenue Santa
Barbara,  CA 93101 Item  2(c):  Citizenship:  USA Item  2(d):  Title of Class of
Securities: Common Stock Item 2(e): CUSIP Number: 089128-10-2 Item 3. If this statement is filed pursuant to Rules 13d-1(b), or 13d-2(b), check whether the person filing is a: (a) [ ] Broker or Dealer registered under Section 15 of the Act (b) [ ] Bank as defined in Section 3(a)(6) of the Act (c) [ ] Insurance Company as defined in section 3(a)(19) of the Act (d) [ ] Investment Company registered under section 8 of the Investment Company Act (e) [ ] Investment Adviser registered under section 203 of the Investment Advisers Act of 1940 (f)
[ ] Employee  Benefit Plan,  Pension Fund which is subject to the  provisions of the Employee  Retirement Income Security Act of 1974 or Endowment Fund; see
Section 240.13d-1(b)(1)(ii)(F) (g) [ ] Parent Holding Company, in accordance with Section 240.13d-1(b)(ii)(G) (Note: See Item 7) (h) [ ] Group, in accordance with Section 240.13d-1(b)(1)(ii)(H)
Beneficially Owned: 1,206,400 shares (b) Percent of Class: 9.9% based on 12,100,350 shares outstanding as of 12/31/98 (c) Number of shares as to which such person has: (i) sole power to vote or to direct the vote: 1,206,400 (ii) shared power to vote or to direct the vote: -0- (iii) sole power to dispose or to direct the disposition of: 1,206,400 (iv) shared power to dispose or to direct the disposition of: -0- Item 5. Ownership of Five Percent or Less of a Class Item 6. Ownership of More than Five Percent on Behalf of Another Person Not applicable Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company Not applicable Item 8. Identification and Classification of Members of the Group Not applicable Item 9. Notice of Dissolution of Group Not applicable

 Page 5 of 5
pages Item 10. Certification SIGNATURE After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct. Date: February 12, 1999 Signature:
/s/ANDREW D. FESHBACH Name/Title: Andrew D. Feshbach, Chief Executive Officer